From Page 16 of the Registration Statement

United States Federal Income Tax Considerations to Holders of Our Common Stock

For United States federal income tax purposes, we intend to take the position that the receipt of subscription rights in the rights offering by holders of our common stock should not be a taxable event. <u>However, no assurance can be given that the IRS will not challenge such characterization.</u> We urge you to consult your own tax advisor with respect to the particular tax consequences of this rights offering to you. See "United States Federal Income Tax Considerations" for more information on the tax consequences of this rights offering.

From Page 21 of the Registration Statement

Q: What are the United States federal income tax consequences of exercising my subscription rights as a holder of common stock?

A: We intend to take the position that a holder of common stock generally ~~will~~<u>should</u> not recognize income or loss for federal income tax purposes in connection with the receipt or exercise of subscription rights. <u>However, no assurance can be given that the IRS will not challenge such characterization.</u> We urge you to consult your own tax advisor with respect to the particular tax consequences of this rights offering to you. See "United States Federal Income Tax Considerations" for more information on tax considerations relevant to this rights offering.

From Page 26 of the Registration Statement

The tax treatment of the rights offering is somewhat uncertain and it may be treated as a taxable event to our stockholders.

The federal income tax consequences of the rights offering will depend on whether the rights offering is part of a "disproportionate distribution." See "United States Federal Income Tax Considerations." We ~~believe and~~ intend to take the position that subscription rights issued pursuant to the rights offering are not part of a "disproportionate distribution" and, therefore, should not be a taxable distribution with respect to your existing shares of common stock. The disproportionate distribution rules are complicated, however, and their application is uncertain, and thus counsel is not rendering an opinion regarding the application of such rules. Accordingly, it is possible that the IRS could successfully challenge our position and assert that the rights offering is a taxable distribution.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of U.S. federal income considerations generally applicable to the receipt, ownership and exercise of the subscription rights received in the rights offering by holders of our common stock. This summary does not cover all aspects of U.S. federal income taxation that may be relevant to a holder in light of the holder's particular circumstances. In addition, this summary does not describe the U.S. federal income consequences applicable to a holder that is subject to special treatment under the Code including, without limitation, certain former citizens and former long-term residents of the United States, a "controlled foreign corporation," a "passive foreign investment company," a corporation that accumulates earnings to avoid U.S. federal income tax, a partnership or other "pass through" entity or an investor in any such entity, a tax-exempt organization, a bank or other financial institution, a broker, dealer or trader in securities, commodities or currencies, a person holding the subscription rights as part of a hedging, conversion, straddle, constructive sale or other risk reduction transaction or an insurance company.

For purposes of this discussion, the term "U.S. holder" means a beneficial owner of a subscription right that is one of the following:

- an individual who is a citizen or resident of the United States;
- a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
- an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of a subscription right that is not an entity or arrangement treated as a partnership for U.S. federal income tax purposes and is not a U.S. holder.

This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder, judicial opinions, rulings and pronouncements of the IRS and other applicable authorities, all as in effect or in existence on the date hereof. These authorities may change or be subject to differing interpretations, perhaps retroactively, which could result in U.S. federal income tax consequences different from those summarized below. This discussion does not address any other U.S. federal tax considerations (such as estate, gift, or net investment taxes) or any state, local or non-U.S. tax considerations. Each holder of our common stock should consult its own tax advisor about the U.S. federal, state, local and non-U.S. tax consequences of the receipt, ownership and exercise of the subscription rights received in the rights offering in light of such holder's own particular circumstances.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds a subscription right, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A partner in such a partnership that holds a subscription right should consult its own tax advisor regarding the tax consequences of the receipt, ownership and exercise of the subscription rights received in the rights offering.

U.S. Holders

Issuance of the subscription rights

Under Section 305 of the Code, the receipt by U.S. holders of ~~our common stock on the record date will not recognize taxable income in connection with the receipt of the subscription rights pursuant to the rights offering~~stock of a corporation of rights to subscribe for additional stock is generally not subject to tax, provided that ~~the distribution~~such receipt does not have the result of causing (i) some holders of ~~our~~such corporation's stock or subscription rights to receive an increase in their proportionate interest in ~~our~~such corporation's assets or ~~our~~ earnings and profits and (ii) other holders of ~~our~~such corporation's stock or subscription rights to receive cash or property within the meaning of Section 305 of the Code. We intend to take the position that the distribution of the subscription rights in the rights offering does not have the effect of causing some holders of our stock or subscription rights to receive an increase in their proportionate interest in our assets or our earnings and profits and other holders of our stock or subscription rights to receive cash or property. Under such a characterization, no income would be recognized by any record date holders of our common stock in connection with the issuance of the subscription rights pursuant to the rights offering. However, the application of these rules is complex and unclear, and thus counsel is not rendering an opinion regarding the application of these rules. No assurance can be given that the IRS will not challenge this characterization, or that a court will not sustain such a challenge.

If the distribution of the subscription rights in the rights offering were to have the effect of causing some U.S. holders of our stock or subscription rights to receive an increase in their proportionate interest in our assets or our earnings and profits and other U.S. holders of our stock or subscription rights to receive cash or property, U.S. holders of our common stock would be treated as having received a distribution in an amount equal to the amount of such increase in such U.S. holders' proportionate interest in our assets or our earnings and profits (a "constructive distribution"). Such constructive distribution would generally be included in such U.S. holder's gross income as ordinary dividend income to the extent of the U.S. holder's share of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. To the extent such constructive distribution exceeded current and accumulated earnings and profits, the distribution would be treated as a non-taxable return of capital to the extent of the U.S. holder's adjusted basis in its shares of our common stock and any remaining amount would be treated as capital gain. The remainder of this summary assumes that the rights are not treated as being received in a taxable distribution; however, as stated above, no assurance can be made that the IRS will not challenge the characterization of the distribution.

Basis and holding period of the subscription rights

Except as provided in the following sentence, the basis of the subscription rights received by a U.S. holder with respect to such U.S. holder's common stock will be zero. If either (1) the fair market value of the subscription rights on the date such subscription rights are distributed is 15% or more of the fair market value, on such date, of the common stock with respect to which the subscription rights are received, or (2) the U.S. holder elects, on the U.S. holder's federal income tax return for the taxable year in which the subscription rights are received, to allocate part of the basis of the common stock with respect to which the subscription rights are received to the subscription rights, then upon exercise of the subscription rights, the U.S. holder's basis in such common stock will be allocated between the common stock and the subscription rights in proportion to the fair market values of each on the date such subscription rights are distributed.

The holding period of the subscription rights received in the rights offering will include the U.S. holder's holding period for the common stock with respect to which the subscription rights were issued.

Expiration of the subscription rights

U.S. holders who receive subscription rights in the rights offering with respect to their common stock and who allow such subscription rights to expire unexercised will not recognize any gain or loss, and no adjustment will be made to the basis of the U.S. holder's common stock.

Exercise of the subscription rights

No gain or loss will generally be recognized by a U.S. holder upon the exercise of the subscription rights received in the rights offering with respect to such U.S. holder's common stock.

Basis and holding period of acquired shares

The basis of each share of common stock acquired by a U.S. holder through exercise of the subscription rights will be equal to the sum of the exercise price paid and the basis, if any, of the subscription rights. The holding period for the common stock acquired through exercise of such subscription rights received in the rights offering will begin on the date of the closing of the rights offering.

Non-U.S. Holders

Issuance of the subscription rights

Non-U.S. holders of our common stock on the record date will generally be treated in the manner described above in "U.S. Holders — Issuance of the subscription rights" in connection with the receipt of the subscription rights pursuant to the rights offering.

If, as described above, the distribution of the subscription rights were to cause holder to be treated as having received a constructive distribution, such constructive distribution to non-U.S. holders would generally constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends would generally be subject to federal income withholding tax at a rate of 30 percent, or at a lower rate if an applicable income tax treaty applies. We do not intend to withhold any amounts on the distribution of the subscription rights. We cannot assure you, however, that another withholding agent with respect to the distribution of the subscription rights will not withhold any amounts.

If a constructive distribution exceeded our current and accumulated earnings and profits as determined under United States federal income tax principles, the excess would be treated first as a tax-free return of a non-U.S. holder's adjusted tax basis in its common shares of our common stock and thereafter as gain from the sale or exchange of such shares, which gain would generally be subject to tax as if such non-U.S. holders had sold its common shares. Because we believe we are, or may be, a "United States real property holding corporation," in certain circumstances, such gain may be subject to United States federal income tax. Non-U.S. holders should discuss the consequences of the rights offering with their tax advisors. The remainder of this summary assumes that the rights are not treated as being received in a taxable distribution; however, no assurance can be made that the IRS will not challenge the characterization of the distribution.

Basis and holding period of the subscription rights

The basis and holding period of the subscription rights received by a non-U.S. holder with respect to such non-U.S. holder's common stock will generally be determined in the manner described above in "U.S. Holders — Basis and holding period of the subscription rights."

Expiration of the subscription rights

Non-U.S. holders who receive subscription rights in the rights offering with respect to their common stock and who allow such subscription rights to expire unexercised will not recognize any gain or loss, and no adjustment will be made to the basis of the non-U.S. holder's common stock.

Exercise of the subscription rights

We believe that we presently are, or will become after the Wyoming Refining Acquisition, a United States real property holding corporation. As a result, in certain circumstances, non-U.S. holders may recognize gain or loss upon the exercise of the subscription rights received in the rights offering with respect to such non-U.S. holder's common stock. However, provided that both the subscription rights and our common stock are "regularly traded on an established securities market" within the meaning of applicable Treasury Regulations, a non-U.S. holder will generally not recognize gain or loss on the exercise of the subscription rights if such non-U.S. holder actually owns, or is treated as owning under applicable constructive ownership rules, within all times during the shorter of (x) the five-year period ending on the date of such exercise, and (y) such non-U.S. holder's holding period with respect to such subscription right and common stock, as applicable, 5% or less of the subscription rights.

Basis and holding period of acquired shares

The basis of each share of common stock acquired by a non-U.S. holder through exercise of the subscription rights will generally be determined in the manner described above in "U.S. Holders — Basis and holding period of acquired shares."

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each holder the amount, if any, of the dividends paid on our stock and the amount of tax, if any, that we withheld on such distribution. Under current U.S. Treasury Regulations, U.S. information reporting requirements and backup withholding tax will generally apply to dividends and to gross proceeds of a sale or other taxable disposition of our stock received by a holder of our stock unless such holder furnishes a correct taxpayer identification number and provides other certification or is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

Section 382 and Limitations on Use of Losses by Us

As of December 31, 2015, we expect to report that we had NOLs estimated to be approximately $1.4 billion for federal income tax purposes, which expire in various amounts if not used, between 2027 and 2034. Some or all of these NOLs may be available to offset our future taxable income, if any, but the continued availability of our NOLs is subject to the rules of Section 382 of the Code. Section 382 generally restricts the use of an NOL after an "ownership change," generally a more than 50% increase in stock ownership, measured by value, during any 3-year testing period by 5% Shareholders. In the event of an ownership change, the amount of our NOLs that could be utilized in any taxable year would be generally limited to the product of the value of our stock on the date of the ownership change, multiplied by the long-term tax-exempt rate, which is a measure of interest rates on long-term tax-exempt bonds.

We believe that the issuance of subscription rights in the rights offering and the subsequent issuance of shares of our common stock pursuant to the exercise of subscription rights will not cause us to undergo an "ownership change" within the meaning of Section 382 of the Code. However, under complicated rules, the amount of our stock that has been deemed to be acquired by 5% Shareholders will increase as a result of the issuance of shares of our common stock pursuant to the exercise of subscription rights. As a result, we will be closer to experiencing an "ownership change" following the exercise of subscription rights and the likelihood that future transactions could cause an "ownership change" may be increased. We intend to monitor all such transactions to reduce, to the extent possible, the likelihood that we will undergo an "ownership change," but no assurance can be given in this regard. In addition, our certificate of incorporation contains restrictions on the transfer and acquisition of our shares, which were intended to prevent an involuntary ownership change, although such restrictions cannot prevent an involuntary ownership change in all circumstances. The rights offering also contains certain other provisions which will be applied in conjunction with the restrictions in our certificate of incorporation to provide us with a means to enforce such restrictions with regard to the exercise of the subscription rights issued in the rights offering. See "The Rights Offering — Certificate of Incorporation Restrictions; Escrow Protection Mechanics" for a more complete discussion. We cannot be certain, however, that these restrictions will prevent a transaction that is outside of our control from triggering an ownership change.